UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of June 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

Disposal by Harmony of 30 million shares in Gold Fields Limited (“Gold Fields”)

Harmony hereby announces that on 2 June 2005 it placed 30 million shares in Gold Fields, representing approximately 6.1% of the issued share capital of Gold Fields, to a broad range of institutional investors. The Gold Fields shares, which are listed on a number of international stock exchanges including the JSE Securities Exchange South Africa and the New York Stock Exchange (in the form of American Depositary Receipts), were sold for a cash consideration of approximately R2.1 billion (US$315 million), representing a price of R83.80 (US$10.50) per Gold Fields share before expenses. HSBC acted as the bookrunner for the sale.

Following completion of the placement, Harmony holds 26,629,409 Gold Fields shares, representing approximately 5.4% in the issued share capital Gold Fields, which it plans to retain in the interim to allow it to participate in any appropriate re-structuring of Gold Fields that should eventuate. Harmony believes that there is a reasonable chance that Gold Fields will be restructured in a way that could potentially allow it to participate in the restructuring.

Harmony believes that the invitation by Gold Fields to appoint Norilsk Nickel to its board circumvented its potential to deploy its entire Gold Fields stake strategically. The proceeds from the placement will be utilised to retire short term debt and ensure funding of the company’s Hidden Valley Project in Papa New Guinea. This growth project, which is planned to commence construction in July 2005, will add approximately 300 000 ounces to Harmony’s gold production base and 4,0 million ounces of silver production. One of the considerations behind Harmony’s decision to self-fund Hidden Valley was its desire to remain unhedged as a decision to project finance Hidden Valley would likely have required part of Hidden Valley’s production to be hedged. Harmony is also considering the buy back of its own shares in terms of existing approval from its shareholders.

Harmony has consciously remained internally focused despite the complications surrounding the proposed merger with Gold Fields and will continue to do so. Harmony’s re-structuring is nearing completion and Harmony has continued to spend on building growth projects of which Hiddey Valley is the newest. The process of completion of Harmony’s current project portfolio will substantially enhance the quality of Harmony’s asset portfolio.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold
Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Brenton Saunders	+27 11 684 0140
Vusi Magadana	+27 11 684 0140

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer